PROXY RESULTS
On June 15, 2012, a special meeting of Shareholders was held to consider approving a new advisory agreement for the Trust and new sub-advisory agreements for the Fixed Income Opportunities Portfolio. The new agreements were substantially the same as those currently in place except for their effective date, the name of the Advisor and, in the case of the new sub-advisory agreements, omission of the customary initial two year suspension of the annual review requirement.

The following table illustrates the specifics of the vote with respect to the new advisory agreement:

For	Against	Abstain
27,193,530	45,849	14,442

The following table illustrates the specifics of the vote with respect to the new sub-advisory agreements for the Fixed Income Opportunities Portfolio. Each sub-advisor, Federated Global Investment Management Corp., Seix Investment Advisors LLC and GML Capital LLP, received the same number of votes indicated in the table below:

For	Against	Abstain
17,868,553	18,076	—